EXHIBIT 99.1 1E

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings St
Vancouver, BC V6C 1B4

(the "Issuer")

Item 2.	Date of Material Change

July 16, 2012

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire news services on July 16, 2012.

Item 4.	Summary of Material Change

The Company reported today that effective July 4, 2012, the Company graduated to Tier 1 status on the TSXV Venture Exchange. In conjunction with such graduation, all remaining shares of the Company held in escrow with the Company’s registrar and transfer agent, Computershare Trust Company of Canada, being a total of 3,549,859 common shares, are eligible for accelerated immediate release from escrow.

Item 5.	Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

July 16, 2012
GOLD STANDARD VENTURES CORP.
By:
“Richard Silas”
Corporate Secretary
Official Capacity
Richard Silas
(Please print here name of individual whose signature appears above.)

GOLD STANDARD REPORTS ON FURTHER WARRANT EXERCISES, CASH ON HAND AND ACCELERATED ESCROW RELEASE

Vancouver, B.C., - July 16, 2012--Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) www.goldstandardv.com reported today that it has received an additional $2,889,278 from the exercise of 2,889,278 share purchase warrants since the Company`s last report on warrant exercises in its news release of April 24, 2012. The total number of share purchase warrants exercised from January 1, 2012 through to the close of business on July 13, 2012 now totals 12,093,257 for proceeds of $11,983,558. (All figures are quoted in Canadian dollars unless otherwise indicated.)

After warrant exercises and the Company’s recently completed equity financing, the Company now has approximately $27.4 million in cash or cash equivalents in its treasury after converting U.S. dollar balances to Canadian dollars at the closing exchange rate on July 13, 2012.  As of today’s date, there are  83,595,109 common shares issued and outstanding.

As of January 1, 2012, Gold Standard had 12,973,783 warrants outstanding, each representing the right to purchase one common share of the Company from treasury, with expiry dates ranging from March 16, 2012 to March 3, 2013 and a weighted average exercise price of $0.99. These warrants were issued in 2010 as part of the consideration for corporate financings. As of today, there remain only 880,526 warrants outstanding with a weighted average exercise price of $0.95 and a further potential cash infusion to Gold Standard of $836,500.

An over allotment option to purchase up to 1.5 million treasury shares from the Company at US $2.00 per share was granted to the underwriters of Gold Standard`s recent equity financing to cover over-allotments if any; this option expires on July 27, 2012.

Gold Standard President and CEO Jonathan Awde stated that “we are now very well funded to pursue a more aggressive drill program on our flagship Railroad project and also undertake new initiatives which we believe will add to shareholder value. We believe the pressures on our share price which resulted from the exercise of warrants and the completion of our financing have now been largely removed.”

Gold Standard also announced that, effective July 4, 2012, the Company graduated to Tier 1 status on the TSXV Venture Exchange. In conjunction with such graduation, all remaining shares of the Company held in escrow with the Company’s registrar and transfer agent, Computershare Trust Company of Canada, being a total of 3,549,859 common shares, are eligible for accelerated immediate release from escrow.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy warrants or Common Shares, nor shall there be any sale of warrants or Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

ABOUT GOLD STANDARD VENTURES – Gold Standard is a Canadian-based company focused on the acquisition and exploration of district-scale and other gold-bearing mineral properties exclusively in the State of Nevada, United States. The Company’s flagship property is the Railroad Project, located in Elko County, Nevada. The Railroad Project is a prospective gold exploration target comprising approximately 15,636 acres (24.4 square miles) within the Carlin Trend of north-central Nevada.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about the intended use of proceeds from the Offering are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: operational risks associated with mineral exploration; fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.